UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	OMB Number: 3235-0167 Expires: November 30, 2010 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Commission File Number) 000-50270

LITTLE SIOUX CORN PROCESSORS, LLC

(Exact name of registrant as specified in its charter)

4808 F Avenue, Marcus, Iowa 51035
(712) 376-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

LLC Membership Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: approximately 192.

Pursuant to the requirements of the Securities Exchange Act of 1934, Little Sioux Corn Processors, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 17, 2008	By:	/s/ Stephen G. Roe
Stephen G. Roe, Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.